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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

DIGITAL LIGHTWAVE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

253855 10 0

(Cusip Number)

PETER COHN, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 25, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253855 10 0			Page 1 of 3

1.	Name of Reporting Person: DR. BRYAN J. ZWAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,858,750 5,340,000 of which shares are subject to forward sale agreements and pledge agreements.

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,858,750 5,340,000 of which shares are subject to forward sale agreements and pledge agreements.

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,858,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 253855 10 0			Page 2 of 3

1.	Name of Reporting Person: ZG NEVADA LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,858,750 5,340,000 of which shares are subject to forward sale agreements and pledge agreements.

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,858,750 5,340,000 of which shares are subject to forward sale agreements and pledge agreements.

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,858,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 253855 10 0			Page 3 of 3

1.	Name of Reporting Person: ZG NEVADA, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,858,750 5,340,000 of which shares are subject to forward sale agreements and pledge agreements.

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 16,858,750 5,340,000 of which shares are subject to forward sale agreements and pledge agreements.

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,858,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.3%

14.	Type of Reporting Person (See Instructions): CO

ITEM 4. PURPOSE OF THE TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
EXHIBIT INDEX
EX-99.1: JOINT FILING AGREEMENT
EX-99.54:SECURED PROMISSORY NOTE
EX-99.55: SECURED PROMISSORY NOTE
EX-99.56: SECURED PROMISSORY NOTE
EX-99.58: SECURED PROMISSORY NOTE
EX-99.59: AMENDED AND RESTATED SECURITY AGREEMENT

     This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 9 amends Amendment No. 8 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc. (the “Reporting Persons”) with the Securities and Exchange Commission on May 28, 2004 (“Amendment No. 8”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 8.

ITEM 4. PURPOSE OF THE TRANSACTION

     The following sections of Item 4 of Amendment No. 8 are hereby amended and restated in their entirety as follows:

     Item 4(a)(D)

“(D) On August 25, 2004, the board of directors of the Issuer approved and ratified a non-binding term sheet (the “Term Sheet”) with Optel Capital, LLC (“Optel”) pursuant to which Optel would provide additional financing to the Issuer and would, along with Optel, LLC, agree to restructure their outstanding debt with the Issuer. The Term Sheet superceded the non-binding term sheet previously approved by the board of directors on May 21, 2004. A copy of the Term Sheet is attached to the Issuer’s Current Report on Form 8-K on August 26, 2004 and is incorporated by reference herein.

     On September 16, 2004, the Issuer and Optel executed that certain Loan and Restructuring Agreement (the “Loan Agreement”) pursuant to which Optel (i) advanced to the Issuer $1,350,000 in additional funds, bringing the total principal amount of the debt owed by the Issuer to Optel to $27,000,000, (ii) extended the maturity of the entire $27,000,000 in principal until December 31, 2005 and (iii) extended the maturity of the outstanding accrued interest of approximately $2,000,000, plus additional interest that accrues in the future, until September 16, 2005. On July 31, 2004 all of the prior outstanding principal and accrued interest owed to Optel had matured and was due and payable in full upon demand by Optel at any time. A copy of the Loan Agreement is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     In connection with the Loan Agreement, on September 16, 2004 the Issuer issued Optel a Secured Convertible Promissory Note (the “Note”) evidencing all of such indebtedness. The aggregate principal and interest amounts owed under the Note will be convertible into Common Stock of the Issuer at the option of Optel at any time following the approval of such conversion feature by the disinterested stockholders (as described below) at a conversion price based on the average trading price of the Common Stock during the five-day period preceding the date of any conversion. A copy of the Note is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     The Issuer and Optel have made it a condition to the Note becoming convertible that the conversion feature be approved by the holders of a majority of the outstanding shares of Common Stock of the Issuer who are not affiliated with Optel or any of its affiliates. In the event the holders of a majority of such outstanding shares of common stock do not approve such feature, all amounts under the Note would immediately become due and payable in full upon demand by Optel at any time after the stockholders’ meeting.

     Also in connection with the Loan Agreement, Optel and the Issuer also entered into that certain Twenty Second Amended and Restated Security Agreement, dated as of September 16, 2004 (the “Security Agreement”), pursuant to which the Issuer granted Optel a first priority security interest in substantially all of the assets of the Issuer to secure its obligations under the Note. A copy of the Security Agreement is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     The parties also entered into a Registration Rights Agreement, dated as of September 16, 2004 (the “Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement covering the resale by Optel of the shares of Common Stock issuable upon conversion of the Note. A copy of the Rights Agreement is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     All of the foregoing transaction were approved by the board of directors of the Issuer on September 15, 2004, upon the approval by the Special Committee of the board. The Special Committee is composed solely of independent directors of the Issuer who are not affiliated with Optel or its affiliates and were not interested in any of the foregoing transactions.

     Optel Capital, LLC and Optel, LLC, are each limited liability companies formed under the laws of the State of Delaware. Dr. Zwan is the President of each of Optel Capital, LLC and Optel, LLC.”

     Item 4(a)(E)

     “(E) On September 8, 2000, ZG Partnership entered into a forward sale agreement (“Agreement V”) relating to up to 1,325,000 shares (the “Base Amount”) of Common Stock. Agreement V provides that ZG Partnership will deliver on September 8, 2004 (the “Maturity Date”) a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp. As of the Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement V was equal to 1,325,000.

     In connection with Agreement V, ZG Partnership entered into the Pledge Agreement dated September 8, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 1,325,000 shares of Common Stock of the Issuer (the “Pledged Shares”) to CSFB SAILS Corp. to satisfy its obligations under Agreement V to CSFB SAILS Corp.

     On the Maturity Date, in accordance with Agreement V and the Pledge Agreement, the Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership’s obligations to CSFB SAILS Corp. under Agreement V.”

     Item 4(b)

     “(b) On February 14, 2003, the Issuer borrowed $800,000 from Optel, LLC, pursuant to a Secured Promissory Note (the “First Note”). On February 26, 2003, the Issuer borrowed an additional $650,000 from Optel, LLC pursuant to a second Secured Promissory Note (the “Second Note”). On February 28, 2003, the Issuer borrowed an additional $961,710 from Optel, LLC pursuant to a third Secured Promissory Note (the “Third Note”). On March 28, 2003, the Issuer borrowed an additional $450,000 from Optel, LLC pursuant to a fourth Secured Promissory Note (the “Fourth Note”). On April 2, 2003, the Issuer borrowed an additional $60,000 from Optel, LLC pursuant to a fifth Secured Promissory Note (the “Fifth Note”). On April 29, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a sixth Secured Promissory Note (the “Sixth Note”). On May 14, 2003, the Issuer borrowed an additional $400,000 from Optel, LLC pursuant to a seventh Secured Promissory Note (the “Seventh Note”). On May 19, 2003, the Issuer borrowed an additional $620,000 from Optel, LLC pursuant to an eighth Secured Promissory Note (the “Eighth Note”). On May 29, 2003, the Issuer borrowed an additional $520,000 from Optel, LLC pursuant to a ninth Secured Promissory Note (the “Ninth Note”). On June 12, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a tenth Secured Promissory Note (the “Tenth Note”). On June 26, 2003, the Issuer borrowed an additional $2,000,000 from Optel, LLC pursuant to an eleventh Secured Promissory Note (the “Eleventh Note”). On July 14, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a twelfth Secured Promissory Note (the “Twelfth Note”). On July 22, 2003, the Issuer borrowed an additional $1,000,000 from Optel, LLC pursuant to a thirteenth Secured Promissory Note (the “Thirteenth Note”). On July 29, 2003, the Issuer borrowed an additional $500,000 from Optel, LLC pursuant to a fourteenth Secured Promissory Note (the “Fourteenth Note”). On August 14, 2003, the Issuer borrowed an additional $1,000,000 from Optel Capital, LLC pursuant to a fifteenth Secured Promissory Note (the “Fifteenth Note”). On September 11, 2003, the Issuer borrowed an additional $350,000 from Optel Capital, LLC pursuant to a sixteenth Secured Promissory Note (the “Sixteenth Note”). On November 13, 2003, the Issuer borrowed an additional $500,000 from Optel Capital, LLC pursuant to a seventeenth Secured Promissory Note (the “Seventeenth Note”). On November 24, 2003, the Issuer borrowed an additional $900,000 from Optel Capital, LLC pursuant to an eighteenth Secured Promissory Note (the “Eighteenth Note”). On December 10, 2003, the Issuer borrowed an additional $240,000 from Optel Capital, LLC pursuant to a nineteenth Secured Promissory Note (the “Nineteenth Note”). On December 12, 2003, the Issuer borrowed an additional $480,000 from Optel Capital, LLC pursuant to a twentieth Secured Promissory Note (the “Twentieth Note”). On December 19, 2003, the Issuer borrowed an additional $500,000 from Optel Capital, LLC pursuant to a twenty first Secured Promissory Note (the “Twenty First Note”). On December 30, 2003, the Issuer borrowed an additional $165,000 from Optel Capital, LLC pursuant to a twenty second Secured Promissory Note (the “Twenty Second Note”). On December 31, 2003, the Issuer borrowed an additional $1,000,000 from Optel Capital, LLC pursuant to a twenty third Secured Promissory Note (the “Twenty Third Note”). On January 14, 2004, the Issuer borrowed an additional $300,000 from Optel Capital, LLC pursuant to a twenty fourth Secured Promissory Note (the “Twenty Fourth Note”). On February 13, 2004, the Issuer borrowed an additional $665,000 from Optel Capital, LLC pursuant to a twenty fifth Secured Promissory Note (the “Twenty Fifth Note”). On March 12, 2004, the Issuer borrowed an additional $350,000 from Optel Capital, LLC pursuant to a twenty sixth Secured Promissory Note (the “Twenty Sixth Note”). On March 30, 2004, the Issuer borrowed an additional $650,000 from Optel Capital, LLC pursuant to a twenty seventh Secured Promissory Note (the

“Twenty Seventh Note”). On April 19, 2004, the Issuer borrowed an additional $500,000 from Optel Capital, LLC pursuant to a twenty eighth Secured Promissory Note (the “Twenty Eighth Note”). On May 13, 2004, the Issuer borrowed an additional $1,400,000 from Optel Capital, LLC pursuant to a twenty ninth Secured Promissory Note (the “Twenty Ninth Note”). On May 19, 2004, the Issuer borrowed an additional $900,000 from Optel Capital, LLC pursuant to a thirtieth Secured Promissory Note (the “Thirtieth Note”). On June 8, 2004, the Issuer borrowed an additional $5,200,000 from Optel Capital, LLC pursuant to a thirty first Secured Promissory Note (the “Thirty First Note”). On June 11, 2004, the Issuer borrowed an additional $250,000 from Optel Capital, LLC pursuant to a thirty second Secured Promissory Note (the “Thirty Second Note”). On June 15, 2004, the Issuer borrowed an additional $1,000,000 from Optel Capital, LLC pursuant to a thirty third Secured Promissory Note (the “Thirty Third Note”). On August 12, 2004, the Issuer borrowed an additional $400,000 from Optel Capital, LLC pursuant to a thirty fourth Secured Promissory Note (the “Thirty Fourth Note”). On September 13, 2004, the Issuer borrowed an additional $400,000 from Optel Capital, LLC pursuant to a thirty fifth Secured Promissory Note (the “Thirty Fifth Note,” and collectively with the First Note, the Second Note, the Third Note, the Fourth Note, the Fifth Note, the Sixth Note, the Seventh Note, the Eighth Note, the Ninth Note, the Tenth Note, the Eleventh Note, the Twelfth Note, the Thirteenth Note, the Fourteenth Note, the Fifteenth Note, the Sixteenth Note, the Seventeenth Note, the Eighteenth Note, the Nineteenth Note, the Twentieth Note, the Twenty First Note, the Twenty Second Note, the Twenty Third Note, the Twenty Fourth Note, the Twenty Fifth Note, the Twenty Sixth Note, the Twenty Seventh Note, the Twenty Eighth Note, the Twenty Ninth Note, the Thirtieth Note, the Thirty First Note, the Thirty Second Note, the Thirty Third Note and the Thirty Fourth Note, the “Optel Notes”). The Optel Notes bear interest at an annual rate of 10%, are secured by a first priority security interest in substantially all of the assets of the Issuer pursuant to the Twenty First Amended and Restated Security Agreement, dated as of September 13, 2004, and may be prepaid at any time. On March 5, 2003, the Issuer repaid the entire balance due under the Third Note.

     Except as set forth in Items 4(a)(D) and 4(b) above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.”

     Item 4(c)

     “(c) Except as set forth in Items 4(a)(D) and 4(b) above, none of the Reporting Persons presently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.”

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     The following sections of Item 5 are hereby amended and restated in their entirety as follows:

     “(a) Dr. Zwan may be deemed to be the beneficial owner of 16,858,750 shares (including the 5,340,000 shares of Common Stock subject to the forward sale agreements and pledge agreements described in Item 4 (a) above) or 49.3% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange

Commission on August 16, 2004). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 16,858,750 shares or 49.3% of the outstanding shares of Common Stock of the Issuer (including the 5,340,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in Item 4(a) above).”

     To the knowledge of the Reporting Persons, Mr. Miller does not beneficially own any securities of the Issuer.”

     “(b) Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 16,858,750 shares of Common Stock. In addition, 5,340,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 16,858,750 shares of Common Stock. In addition, 5,340,000 of such shares of Common Stock are subject to forward sale agreements and pledge agreements described in Item 4(a) above.

(ii)	Shared power to vote or direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: Dr. Zwan has the sole power to dispose or to direct the disposition of 16,858,750 shares of Common Stock. 5,340,000 of such shares are subject to the forward sale agreements and the pledge agreements described in Item 4(a) above. Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 16,858,750 shares of Common Stock (including the 5,340,000 shares of Common Stock subject to forward sale agreements and pledge agreements described in Item 4(a)above).

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.”

     “(c) Transactions not previously reported on Schedule 13D:

The information set forth in Item 4(a)(D) and 4(a)(E) hereto is incorporated herein by reference.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following section of Item 6 of Amendment No. 8 is supplementally amended as follows:

Optel Notes

“On June 8, 2004, the Issuer and Optel Capital, LLC entered into the Thirty First Note, as described in Item 4(b) above.

On June 11, 2004, the Issuer and Optel Capital, LLC entered into the Thirty Second Note, as described in Item 4(b) above.

On June 15, 2004, the Issuer and Optel Capital, LLC entered into the Thirty Third Note, as described in Item 4(b) above.

On August 12, 2004, the Issuer and Optel Capital, LLC entered into the Thirty Fourth Note, as described in Item 4(b) above.

On September 13, 2004, the Issuer and Optel Capital, LLC entered into the Thirty Fifth Note, as described in Item 4(b) above.

On September 13, 2004, the Issuer and Optel entered into the Twenty First Amended and Restated Security Agreement, as described in Item 4(b) above.

Debt Restructuring Documents

On August 25, 2004, the Issuer and Optel Capital, LLC entered into the Term Sheet, as described in Item 4(a)(D) above.

On September 16, 2004, the Issuer and Optel Capital, LLC entered into the Loan and Restructuring Agreement, as described in Item 4(a)(D) above.

On September 16, 2004, the Issuer and Optel Capital, LLC entered into the Twenty Second Amended and Restated Security Agreement, as described in Item 4(a)(D) above.

On September 16, 2004, the Issuer and Optel Capital, LLC entered into the Secured Convertible Promissory Note, as described in Item 4(a)(D) above.

On September 16, 2004, the Issuer and Optel Capital, LLC entered into the Registration Rights Agreement, as described in Item 4(a)(D) above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of Amendment No. 8 is supplementally amended as follows:

“53.	Secured Promissory Note, dated June 8, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on June 14, 2004.

54.	Secured Promissory Note, dated June 11, 2004, between the Issuer and Optel Capital, LLC.

55.	Secured Promissory Note, dated June 15, 2004, between the Issuer and Optel Capital, LLC.

56.	Secured Promissory Note, dated August 12, 2004, between the Issuer and Optel Capital, LLC.

57.	Term Sheet, dated as of August 25, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on August 26, 2004.

58.	Secured Promissory Note, dated September 13, 2004, between the Issuer and Optel Capital, LLC.

59.	Twenty First Amended and Restated Security Agreement, dated as of September 13, 2004, between the Issuer, Optel Capital, LLC and Optel, LLC.

60.	Loan and Restructuring Agreement, dated as of September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.

61.	Twenty Second Amended and Restated Security Agreement, dated as of September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.

62.	Secured Convertible Promissory Note, dated September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.

63.	Registration Rights Agreement, dated as of September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.”

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004	BRYAN J. ZWAN

By:	/s/ Bryan J. Zwan
	Name:	Bryan J. Zwan

Dated: October 1, 2004	ZG NEVADA LIMITED PARTNERSHIP
By: ZG Nevada, Inc., as General Partner

By:	/s/ Bryan J. Zwan
	Name:	Bryan J. Zwan
	Title:	President

Dated: October 1, 2004	ZG NEVADA, INC.

By:	/s/ Bryan J. Zwan
	Name:	Bryan J. Zwan
	Title:	President

EXHIBIT INDEX

Exhibit
Number	Description
1.	Joint Filing Agreement between Bryan J. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc.

53.	Secured Promissory Note, dated June 8, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on June 14, 2004.

54.	Secured Promissory Note, dated June 11, 2004, between the Issuer and Optel Capital, LLC.

55.	Secured Promissory Note, dated June 15, 2004, between the Issuer and Optel Capital, LLC.

56.	Secured Promissory Note, dated August 12, 2004, between the Issuer and Optel Capital, LLC.

57.	Term Sheet, dated as of August 25, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on August 26, 2004.

58.	Secured Promissory Note, dated September 13, 2004, between the Issuer and Optel Capital, LLC.

59.	Twenty First Amended and Restated Security Agreement, dated as of September 13, 2004, between the Issuer, Optel Capital, LLC and Optel, LLC.

60.	Loan and Restructuring Agreement, dated as of September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.

61.	Twenty Second Amended and Restated Security Agreement, dated as of September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.

62.	Secured Convertible Promissory Note, dated September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.

Exhibit
Number	Description
63.	Registration Rights Agreement, dated as of September 16, 2004, between the Issuer and Optel Capital, LLC. Incorporated by reference to the similarly described exhibit filed in connection with the Issuer’s Current Report on Form 8-K on September 21, 2004.